NEWS RELEASE 06-29	August 23, 2006

FRONTEER SEES AURORA SELECT SNC-LAVALIN FOR ENGINEERING STUDY AT MICHELIN, LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU-Toronto Stock Exchange) in which Fronteer holds a 49.3% interest, has appointed SNC-Lavalin Inc. to conduct a preliminary engineering study on its 100% owned Michelin uranium deposit (“Michelin”) in the Central Mineral Belt of coastal Labrador.

SNC-Lavalin is a large, Canadian-based engineering design and construction management company with extensive experience in northern mining projects, including Voisey’s Bay Nickel Mine in Labrador, as well as in other uranium mining projects elsewhere in Canada.

“We are confident in having SNC-Lavalin as lead engineer and project manager for this preliminary study. They bring a wealth of up to date northern experience and continuity to the project that dates back to the 1970’s.” says Jim Lincoln, Aurora’s Vice President of Operations.

The engineering study will include conceptual design for all infrastructure (transportation, access, power, water, port site, mine facilities and power), mine design and process design. In addition, the engineering study will also evaluate the appropriate permitting procedures for a uranium mine and processing facility.

Aurora is committed to advancing its projects and implementing global best practices and procedures. As such, an environmental baseline study, conducted by Earth Tech Canada and EcoMatrix, is also underway at Michelin and Jacques Lake. These studies will detail current physical, biological and socio-economic conditions in the area and form an important benchmark for future analysis.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$412 million. Fronteer has approximately US$48 million in the treasury.

For further information on Fronteer please contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.